Exxon Mobil Corporation

Patrick T. Mulva

5959 Las Colinas Boulevard

Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

August 26, 2008

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:

Exxon Mobil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File No. 1-02256

Response Letter Dated July 17, 2008

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filing set forth in your letter of August 13, 2008.

We also acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. Hugh Comer at 972-444-1290.

Very truly yours,

By:

/s/ Patrick T. Mulva

----------------------------------------

Name:

Patrick T. Mulva

Title:

Vice President and Controller

Attachment

c:

Kevin Stertzel

Mark Wojciechowski

ExxonMobil’s Response to the

Comments Included in the SEC Letter of August 13, 2008

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Oil and Gas Reserves, page 44

1.

We note your response to our prior comment.  Please further clarify your accounting for the costs of injected materials relating to your tertiary recovery projects.  Specifically, tell us if and how your accounting for the costs of injected materials changes as your tertiary recovery project moves from the development stage to the production stage.

Costs incurred for injected materials prior to the determination of a tertiary project's commerciality are expensed as incurred.  Once a tertiary recovery process is proven for a reservoir, the costs of injected materials for tertiary projects are treated as development costs throughout the life of the tertiary project and are capitalized and amortized using the unit-of-production method.  Since substantially all of the additional proved reserves captured by tertiary recovery projects are produced in a period subsequent to the period of injection into the reservoir, the costs of the injectants are treated as a component of the development costs of the tertiary project throughout the period of production.

2.

We note your response states that you treat the costs of injected materials as development costs relating to your tertiary recovery projects.  Please tell us if your tertiary recovery projects have always been successful in determining proved tertiary reserves.  In addition, tell us if your tertiary recovery initiatives ever represent exploration activities and how you account for tertiary project costs prior to the determination of proved tertiary reserves, where analogy to similar projects is unavailable.

Not all of the tertiary recovery projects we have considered have resulted in a decision to proceed with commercial operations and the capture of proved reserves.  Tertiary recovery projects have many decision points between initial field screening and commercial operation where a project may be terminated for technical, economic or other reasons.  In the absence of analog data, if a strong technical and economic case can be made for proceeding, a pilot test or an initial phase of a multi-phase installation may be initiated to further evaluate applicability of the selected technique.  Although not considered exploration activities, costs incurred prior to the determination of a tertiary project's commerciality are expensed as incurred.